FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Teva Announces Meetings with Fixed Income Investors

Jerusalem, July 13, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced a series of fixed income investor calls in the United States and in-person meetings in Europe, which are being arranged by Barclays, BofA Merrill Lynch, BNP Paribas, Credit Suisse, HSBC and Mizuho. The U.S. calls will be held on Wednesday, July 13 and Thursday, July 14. The meetings in Europe will be conducted on Monday, July 18 and Tuesday, July 19, with additional calls as requested. BofA Merrill Lynch is coordinating the U.S. calls, and Barclays and BNP Paribas are coordinating the European meetings. Senior, unsecured benchmark-sized offerings of USD, EUR and/or CHF-denominated multi-tranche debt securities are expected to follow, subject to market conditions.

U.S. Telephonic Schedule:

Wednesday, July 13: 12:00pm ET - 6:00pm ET

Thursday, July 14: 8:30am ET - 6:00pm ET

European Schedule:

Monday, July 18: London

Tuesday, July 19: Frankfurt, Munich & Paris

Teva will be represented by:

Erez Vigodman, Chief Executive Officer (Meetings only)

Eyal Desheh, Chief Financial Officer (Calls and Meetings)

Eran Ezra, SVP & Head of Global Treasury (Calls and Meetings)

Eyal Rubin, VP & Head of Corporate Treasury (Calls and Meetings)

A registration statement relating to securities of Teva Pharmaceutical Industries Ltd. and certain of its subsidiaries (the “Company”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective upon filing. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer or sale will be made only by means of a prospectus and related prospectus supplement, which may be obtained by visiting the SEC’s website at www.sec.gov once they become available. Alternatively, you may request these documents by contacting the underwriters of the offering.

This communication is an advertisement and does not constitute a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive will be published in connection with any European Economic Area (EEA) listing application, which, as and when published, can be obtained from the issuer or the managers of the offering.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been taken or will be taken to offer securities to the public that requires the publication of a prospectus in any Relevant Member State. Any securities may be offered in a Relevant Member State only (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive, (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), or (iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided, that no such offer of securities shall require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression “offer to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any securities of the Company are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in Switzerland. Also, this communication does not constitute a prospectus according to articles 652a or 1156 of the Swiss Code of Obligations (“CO”), nor article 27 et seq. of the SIX Listing Rules. An issuance and listing prospectus pursuant to article 1156 CO and the SIX Listing Rules will be prepared, which, once available, can be obtained from the managers of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group Executive Vice President, Chief Financial Officer

Date: July 13, 2016